600 Peachtree Street, Suite 810 Atlanta, GA 30308	Nick Bhargava nick@groundfloor.us (404) 850-9225

March 21, 2025

Via Edgar Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Pam Howell and Ms. Brigitte Lippmann

Office of Real Estate and Construction

Re:	Groundfloor Yield LLC
Offering Statement on Form 1-A
Submitted November 14, 2024, as amended January 27, February 24 and March 18, 2025
File No. 024-12530

Dear Ms. Howell and Ms. Lippmann:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, Groundfloor Yield LLC (the “Company”), hereby requests acceleration of the qualification date of the above-referenced offering statement to 4:00 p.m., Eastern Time, on March 25, 2025, or as soon thereafter as is practicable.

The Company also wishes to advise the Staff that it acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance, Inc., the manager of Groundfloor Yield LLC

cc:	Brian Dally, Chief Executive Officer of Groundfloor Finance, Inc.
Brian S. Korn, Manatt, Phelps & Phillips, LLP, Counsel for Groundfloor Finance, Inc.